A# Room 0706-0707, The Spaces International Center
No. 8 Dongdaqiao Road
Chaoyang District, Beijing, China 10002
(86)10-58702123

                August 10, 2007

By EDGAR Transmission and by Hand Delivery

Tia Jenkins
Senior Assistant Chief Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Agritech, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed April 2, 2007
Form 10-K/A for Fiscal Year Ended December 31, 2006
Filed April 19, 2007
Form 10-QSB for Fiscal Quarter Ended March 31, 2007
Filed May 15, 2007
File No. 000-49608

Dear Ms. Jenkins:

On behalf of China Agritech, Inc., a Delaware corporation (“Agritech”), we hereby submit this Amendment No. 2 to our Form 10-K for the fiscal year ended December 31, 2006 (the “Form 10-K”) in response to the general comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated June 25, 2007, with respect to the Form 10-K.

We understand and agree that:

- Agritech is responsible for the adequacy and accuracy of the disclosures in the filings.

- Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings.

- Agritech may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

December 31, 2006 10-K

Item 8. Financial Statements and Supplementary Financial Data

1.    Please revise your disclosure to provide selected quarterly financial data as required by Item 302 of Regulation S-K.

RESPONSE:

We have amended the Form 10-K to include the selected quarterly financial data required by Item 302 of Regulation S-K.

Item 9A. Controls and Procedures

2.    We note your statement that a “control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the internal control system are met.” Given this qualification, the disclosure should be revised to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, the reference to reasonable assurance could be removed from the disclosure.

RESPONSE:

We have amended the Form 10-K to revise the disclosure regarding our disclosure controls and procedures so as to state clearly that our disclosure controls and procedures have been designed to provide reasonable assurance of achieving our objective, and that our chief executive officer and our chief financial officer have concluded that our disclosure controls and procedures are adequate to provide reasonable assurance that our internal control objectives are met. The Form 10-K, as amended, contains a statement to this effect at the end of the third paragraph of Item 9A.

Item 15. Exhibits and Financial Statement Schedules

3.	Please revise to provide the financial statement schedules required by Rule 5-04 of Regulation S-X.

RESPONSE:

We have amended the Form 10-K to provide the financial statement schedules required by Rule 5-04 of Regulation S-X.

Report of Independent Registered Public Accounting Firm

4.    We note that the audit report does not address the December 31, 2005 balance sheet and the statements of income, stockholders’ equity and cash flows for the year ended December 31, 2004. Please request your auditor to revise the report to include all of the periods presented in the financial statements. We note that it appears that the report should refer to stockholders’ equity rather than stockholders’ deficit.

RESPONSE:

The amended Form 10-K includes two audit reports that include all of the periods presented in the financial statements, and corrects the stockholders’ equity reference.

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If you would like to discuss the Form 10-K or if you would like to discuss any other matters, please contact the undersigned at (86) 10-58702123 or Joseph R. Tiano, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel, at (202) 508-4306.

Sincerely, CHINA AGRITECH, INC. By: /s/Yu Chang
Yu Chang Chairman and Chief Executive Officer